Exhibit 10.2

TAX SHARING AGREEMENT

This Tax Sharing Agreement (the “Agreement”), dated as of [            ], is by and among Sears Holdings Corporation, a Delaware corporation (“SHC”), and Lands’ End, Inc., a Delaware corporation (“LE”), and all of its direct and indirect Subsidiaries (LE and its present and future Subsidiaries shall be collectively referred to herein as the “LE Entities”).

WHEREAS, one or more of the LE Entities is a member of the affiliated group of corporations of which SHC is the common parent corporation and which files a consolidated federal income tax return and combined and consolidated state tax returns;

WHEREAS, following the Distribution Date (as such term is defined in the Separation and Distribution Agreement between SHC and LE, dated as of [            ] (the “Separation Agreement”)), such LE Entities will no longer be included in the affiliated group of corporations (within the meaning of Section 1504 of the Code) of which SHC is the common parent; and

WHEREAS, SHC and the LE Entities desire to set forth their agreement regarding the allocation of taxes, the filing of tax returns, the administration of tax contests and other related tax matters;

NOW, THEREFORE, in consideration of the mutual obligations and undertakings contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and the plural forms of the terms defined):

“Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the regulations thereunder) by LE and its “separate affiliated group” (as defined in Section 355(b)(3)(B) of the Code) of the LE Business as conducted immediately prior to the Distribution.

“Affiliate” means, with respect to any specified person, a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified person.

“Board Certificate” has the meaning set forth in Section 8.02(d) of this Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by applicable law to be closed in the New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Group” means the affiliated group of corporations (within the meaning of Section 1504 of the Code) of which SHC is the common parent (and any successor group).

“Contribution” means the contribution of assets to LE pursuant to Section 2.1 of the Separation Agreement.

“Distribution” has the meaning set forth in the Separation Agreement.

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Filing Date” has the meaning set forth in Section 8.05(d) of this Agreement

“Final Determination” means the final resolution of liability for any Tax with respect to a taxable period (i) by Internal Revenue Service Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the Internal Revenue Service (the “IRS”), or by a comparable form under the laws of other jurisdictions; except that a Form 870 or 870-AD or comparable form that reserves (whether by its terms or by operation of the law) the right of the taxpayer to file a claim for a refund and/or the right of the Taxing Authority to assert a further deficiency shall not constitute a Final Determination; (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and may not be appealed; (iii) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions; (iv) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the Taxing Authority jurisdiction; or (v) by any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Foreign Taxes” means any Taxes imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession that are imposed on, allocated or attributable to or incurred or payable by the LE Business or the LE Entities and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing.

“LE Business” means the business and assets contributed to, or owned by, LE pursuant to the Separation Agreement.

“LE Capital Stock” means all classes or series of capital stock of LE, including (i) the LE Common Stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in LE for U.S. federal income tax purposes.

“Member” has the meaning ascribed to such term in Treasury Regulation Section l.1502-1(b).

“Notified Action” has the meaning set forth in Section 8.04(a) of this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Post-Distribution Tax Period” means any taxable period beginning after the Distribution Date and, with respect to a taxable period that begins on or before such date and ends thereafter, the portion of such taxable period beginning after the Distribution Date.

“Pre-Distribution Tax Period” means any taxable period ending on or before the Distribution Date and, with respect to a taxable period that begins on or before such date and ends thereafter, the portion of such taxable period ending on the Distribution Date.

“Pre-Distribution Taxes” means any Taxes (other than Unpaid Non-Income Taxes and Foreign Taxes) that are imposed on, allocated or attributable to or incurred or payable by the LE Business or any LE Entity for any Pre-Distribution Tax Period, provided that Pre-Distribution Taxes shall be computed without regard to the carryback of any Tax Benefit Item of the Lands’ End Entities from a Post-Distribution Tax Period. For purposes of calculating “Pre-Distribution Taxes”, any liability for Taxes attributable to a Tax period that begins before and ends after the Distribution Date shall be apportioned between the portion of such period ending on such date and the portion of such period beginning after such date (a) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (b) in the case of all other Taxes, on the basis of a closing of the books, provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulation Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by LE management or shareholders, is a hostile acquisition, or otherwise, as a result of which LE would merge or consolidate with any other person or as a result of which any person or any group of related persons would (directly or indirectly) acquire, or have the right to acquire, from LE and/or one or more holders of outstanding shares of LE Capital Stock, a number of shares of LE Capital Stock that would, when combined with any other changes in ownership of LE Capital Stock pertinent for purposes of Section 355(e) of the Code, comprise 40% or more of (A) the value of all outstanding shares of stock of LE as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (B) the total combined voting power of all outstanding shares of voting stock of LE as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (A) the adoption by LE of a shareholder rights plan or (B) issuances by LE that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Representation Letters” means the representation letters and any other materials delivered or deliverable by SHC and others in connection with the rendering by Tax Advisor of the Tax Opinion.

“Section 8.02(d) Acquisition Transaction” means any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were 25% instead of 40%.

“Separate Return Taxable Income” means, with respect to each taxable period or portion thereof and each state or locality for which the allocation is being computed, the amount of income calculated by multiplying the separate entity’s or group of entities’ (as applicable) tax base for that state or locality by the State Group’s apportionment formula for that state or locality, and taking into consideration nonapportionable items of income for that separate entity or group of entities (as applicable). If during any taxable period an LE Entity ceases to be a State Affiliated Company in any state or locality, the “Separate Return Taxable Income” for such taxable period in such state or locality shall be calculated as if the taxable period of such LE Entity ended on the date that such LE Entity ceased to be a State Affiliated Company in such state or locality.

“State Affiliated Companies” means all entities that SHC determines are included in a State Combined or Consolidated Return or that any jurisdiction determines under applicable law are included in a State Combined or Consolidated Return.

“State Combined or Consolidated Return” means a single state or local Tax Return filed for (i) one or more of SHC and its Subsidiaries (other than any LE Entity) as well as (ii) one or more LE Entities.

“State Group” means any group of corporations filing a State Combined or Consolidated Return.

“Subsidiary” means a corporation, limited liability company, partnership or other entity, whether or not such entity is treated as such for tax purposes.

“Tax” or “Taxes” means any and all forms of taxation, whenever created or imposed by a Taxing Authority, and, without limiting the generality of the foregoing, shall include net income, alternative or add-on minimum, estimated, gross income, sales, use, ad valorem, gross receipts, value added, franchise, profits, license, transfer, recording, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profit, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any related interest, penalties or other additions to tax, or additional amounts imposed by any such Taxing Authority.

“Tax Advisor” means a United States tax counsel or accountant of recognized national standing.

“Taxing Authority” means a national, foreign, municipal, state, federal or other governmental authority responsible for the administration of any Tax.

“Tax Benefit Item” means any net operating loss, unused foreign Tax credit, unused charitable deduction, unused capital loss, or similar unused Tax benefit item that could reduce a Tax.

“Tax Controversy” means any pending or threatened audit, dispute, suit, action, proposed assessment or other proceeding relating to Taxes.

“Tax-Free Status” means the qualification of the Contribution and Distribution, taken together, (a) as a reorganization described in Sections 355(a), 368(a)(1)(D) and 368(a)(1)(E) of the Code, (b) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code and (c) as a transaction in which SHC, LE and the shareholders of SHC recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355, 361 and 1032 of the Code, other than, in the case of SHC and LE, intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code.

“Tax Opinion” means the opinion of Tax Advisor deliverable to SHC in connection with the Contribution and the Distribution.

“Tax-Related Losses” means (i) all federal, state and local Taxes (including interest and penalties thereon and without giving effect to any Tax Benefit Items of SHC or its Affiliates) imposed pursuant to any settlement, Final Determination, judgment or otherwise; (ii) all accounting, legal and other professional fees, and court costs incurred in connection with such Taxes; and (iii) all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by SHC (or any SHC Affiliate) or LE (or any LE Affiliate) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Taxing Authority, in each case, resulting from the failure of the Contribution and the Distribution to have Tax-Free Status.

“Tax Return” means any return, filing, questionnaire or other document, including requests for extensions of time, filings made with estimated Tax payments, claims for refund and amended returns, that may be filed for any taxable period with any Taxing Authority in connection with any Tax (whether or not a payment is required to be made with respect to such filing) or any information reporting requirement.

“Unpaid Non-Income Taxes” means any Taxes (other than income Taxes) that are imposed on, allocated or attributable to or incurred or payable by the LE Business or the LE Entities for any Pre-Distribution Tax Period, provided that Unpaid Non-Income Taxes shall include Taxes only to the extent such Taxes are accrued and unpaid as of the Distribution Date, including contingent Taxes for which a financial statement reserve has been accrued. For purposes of calculating “Unpaid Non-Income Taxes”, any liability for Taxes attributable to a Tax period that begins before and ends after the Distribution Date shall be apportioned between the portion of such period ending on such date and the portion of such period beginning after such date (a) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (b) in the case of all other Taxes, on the basis of a closing of the books, provided, that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a per diem basis.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, which opinion and which Tax Advisor are acceptable to SHC, on which SHC may rely to the effect that a transaction will not affect the Tax-Free Status. Any such opinion must assume that the Contribution and Distribution would have qualified for Tax-Free Status if the transaction in question did not occur.

ARTICLE II

PREPARATION AND FILING OF TAX RETURNS

Section 2.01. SHC Consolidated Group Tax Returns.

SHC shall timely prepare and file (or cause to be timely prepared and filed) all federal income Tax Returns for the Consolidated Group. The LE Entities shall provide to SHC all financial data and any other information and documentation reasonably requested by SHC in connection with the filing of any such federal income Tax Returns.

Section 2.02. State Combined or Consolidated Returns.

(a) SHC or one or more of its Subsidiaries shall prepare all State Combined or Consolidated Returns. To the extent permitted by law, SHC (or one of its Subsidiaries) shall timely file each such State Combined or Consolidated Return. If SHC (or one of its Subsidiaries) is not permitted to file any such State Combined or Consolidated Return, an LE Entity shall file such State Combined or Consolidated Return. The person responsible pursuant to the forgoing for filing any such State Combined or Consolidated Return shall timely pay (or cause to be timely paid) any Tax that is due in connection with any such State Combined or Consolidated Return. The LE Entities shall provide to SHC all financial data and any other information and documentation reasonably requested by SHC in connection with the preparation of any such State Combined or Consolidated Return.

(b) SHC shall (i) consult with the LE Entities regarding the preparation of a State Combined or Consolidated Return if the LE Entities are responsible for any portion of the Taxes reported thereon and (ii) deliver any such State Combined or Consolidated Return to the LE Entities for review and comment no later than five days prior to the date on which such State Combined or Consolidated Return is due. SHC shall make any changes to such State Combined or Consolidated Tax Return that are requested by the LE Entities to the extent that (x) such changes relate to items for which the LE Entities have responsibility hereunder, and (y) SHC approves of such changes, such approval not to be unreasonably withheld.

Section 2.03. Other Tax Returns of the LE Entities.

(a) Except as provided in Section 2.03(b), the LE Entities shall timely prepare and file, or cause to be timely prepared and filed, all appropriate Tax Returns relating to all Taxes attributable to the LE Business other than those described in Sections 2.01 and 2.02 herein. SHC shall provide to the LE Entities all financial data and any other information and documentation reasonably requested by the LE Entities in connection with the preparation of any such Tax Returns.

(b) To the extent any Tax Return described in Section 2.03(a) involves Pre-Distribution Taxes, SHC or one or more of its Subsidiaries shall prepare such Tax Return. The LE Entities shall provide to SHC all financial data and any other information and documentation reasonably requested by SHC in connection with the preparation of any such Tax Return. An LE

Entity shall file such Tax Return and shall timely pay (or cause to be timely paid) any Tax that is due in connection with any such Tax Return. SHC shall (i) consult with the LE Entities regarding the preparation of such Tax Return and (ii) deliver such Tax Return to the LE Entities for review and comment no later than five days prior to the date on which such Tax Return is due. SHC shall make any changes to such Tax Return requested by the LE Entities to the extent that (x) such changes relate to items for which the LE Entities have responsibility hereunder, and (y) SHC approves of such changes, such approval not to be unreasonably withheld. Within 15 days of filing any such Tax Return, SHC shall pay LE the amount of Pre-Distribution Taxes shown on such Tax Return.

ARTICLE III

ALLOCATION AND PAYMENT OF CONSOLIDATED FEDERAL TAXES

Section 3.01. Payment of Consolidated Federal Income Tax. SHC shall be responsible for all payments of federal income Tax due with respect to the Consolidated Group.

Section 3.02. Carrybacks. In the event any federal Tax Benefit Item of the LE Entities for any taxable period after they cease being Members of the Consolidated Group is eligible to be carried back to a taxable period while the LE Entities were Members of the Consolidated Group, the LE Entities shall, where possible, elect to carry such amounts forward to subsequent taxable periods. If the LE Entities are required by law to carry back any such federal Tax Benefit Item, the LE Entities shall be entitled to a payment at the time and to the extent that such Tax Benefit Item reduces the federal income Tax liability of the Consolidated Group. For purposes of computing the amount of the payment described in this Section 3.02, one or more federal Tax Benefit Items shall be considered to have reduced the Consolidated Group’s federal income Tax liability in a given taxable period by an amount equal to the difference, if any, between (i) the amount of the Consolidated Group’s federal income Tax liability for the taxable period computed without regard to such federal Tax Benefit Item or Items and (ii) the amount of the Consolidated Group’s federal income Tax liability for the taxable period computed with regard to such federal Tax Benefit Item or Items. For the avoidance of doubt, if the LE Entities are required to carry back a federal Tax Benefit Item, such federal Tax Benefit Item shall reduce the Consolidated Group’s federal income Tax liability only after all federal Tax Benefit Items of SHC have been applied to reduce the Consolidated Group’s federal income Tax liability in such taxable period. Appropriate reconciliation payments shall be made in the event that it is subsequently determined that a Tax Benefit Item did not reduce the Consolidated Group’s federal income Tax liabilities, including by reason of any such Tax Benefit Item being subsequently disallowed in whole or in part or by reason of other Tax benefits becoming available.

ARTICLE IV

ALLOCATION AND PAYMENT OF

COMBINED/CONSOLIDATED STATE AND LOCAL TAXES

Section 4.01. Payment of Combined/Consolidated State and Local Tax. With respect to Post-Distribution Tax Periods, the LE Entities shall pay to SHC, or SHC shall pay to the LE Entities (in the case of a State Combined or Consolidated Return filed by an LE Entity, or in the case of payments with respect to Tax Benefit Items pursuant to Section 4.02(d)), at the times provided by Section 4.03, the amounts determined under Section 4.02.

Section 4.02. Allocation of Combined/Consolidated State and Local Tax. The state and local Tax liability of the LE Entities and all the other State Affiliated Companies for each State Combined or Consolidated Return shall be calculated in the following manner:

(a) An allocation of Tax (or payment attributable to a state or local Tax Benefit Item) pursuant to this Article IV shall be made to the LE Entities only if an LE Entity has a nexus presence in a state or locality for which the allocation of Tax or payment attributable to a state or local Tax Benefit Item is being determined. If SHC has no nexus presence in a state or locality, then all Tax or payments attributable to a state or local Tax Benefit Item shall be allocated to the LE Entities.

(b) Each allocation of Tax pursuant to this Article IV shall be computed between the LE Entities as one group and all other State Affiliated Companies as a separate group.

(c) Except as otherwise provided herein, with respect to any State Combined or Consolidated Tax Return that is an income Tax Return, the Tax allocated to the LE Entities shall equal the product of (i) the statutory rate imposed by the relevant state or locality for the Tax covered by such Tax Return and (ii) the amount (if any) of positive Separate Return Taxable Income for the LE Entities with respect to such Tax Return. For purposes of this Section 4.02(c), the LE Entities’ allocated Tax shall not be reduced by the LE Entities’ carrybacks and carryovers of state or local Tax Benefit Items from other taxable periods (such items being addressed by Section 4.02(d)).

(d) SHC shall pay to the LE Entities, in accordance with Section 4.03, the amount, if any, by which one or more state or local Tax Benefit Items of the LE Entities arising in a Post-Distribution Tax Period reduced a State Combined or Consolidated Return Tax liability with respect to any taxable period for which a State Combined or Consolidated Return is filed by SHC after the date of this Agreement but only to the extent that SHC receives the benefit of such reduction (taking into account the provisions of this Agreement). In computing the amount of the payment under this Section 4.02(d), one or more state or local Tax Benefit Items of the LE Entities shall be considered to have reduced the State Combined or Consolidated Return Tax liability in a given taxable period by an amount equal to the difference, if any, between (i) the amount of the State Combined or Consolidated Return Tax liability with respect to the taxable period computed without regard to such state or local Tax Benefit Item or Items and (ii) the amount of the State Combined or Consolidated Return Tax liability with respect to the taxable period computed with regard to such state or local Tax Benefit Item or Items. Appropriate reconciliation payments shall be made in the event that it is subsequently determined that a Tax Benefit Item of the Lands’ End Entities did not reduce the State Combined or Consolidated Return Tax liability in a given taxable period, including by reason of any such Tax Benefit Item being subsequently disallowed in whole or in part or by reason of other Tax benefits becoming available. In no event shall the amount paid by SHC under this Section 4.02(d) with respect to any state or local Tax Benefit Item of the Lands’ End Entities exceed the amount that the LE Entities would have received if they had independently filed a state or local Tax Return including all of the LE Entities. LE shall pay to SHC, in accordance with Section 4.03 herein, the amount, if any, by which one or more state or local Tax Benefit Items of SHC or any of its Subsidiaries reduced a State Combined or

Consolidated Return Tax liability with respect to any taxable period for which a State Combined or Consolidated Return is filed after the date of this Agreement but only to the extent that an LE Entity receives the benefit of such reduction (taking into account the provisions of this Agreement).

(e) With respect to any State Combined or Consolidated Return that is not an income Tax Return, the applicable state or local Tax liability shall be allocated among the LE Entities and all the other State Affiliated Companies pro rata based on the Tax that would have been paid by the LE Entities as one group, on the one hand, and all other State Affiliated Companies as a separate group, on the other hand.

Section 4.03. Payment.

(a) The computation of the state or local Tax allocations, as well as any required payment to and from SHC, shall be made within 15 days after SHC or any of its Affiliates (other than the LE Entities), or any LE Entity, makes a payment to, or receives a payment credit or offset from, any Taxing Authority pursuant to this Article IV.

(b) The same method used for the calculation of estimated Tax for any State Combined or Consolidated Return shall be used to determine the amount of estimated Tax allocated to the LE Entities. With regard to any estimated Tax that is calculated based upon income of a prior taxable period, the payments under this Agreement shall also be calculated based upon such income and appropriate adjustments made when the final Tax Return is filed with respect to such estimated Tax. For estimated Tax calculated in any other manner, the payments under this Agreement shall be determined based upon the principles of Section 4.02.

Section 4.04. Carrybacks. In the event any state Tax Benefit Item of the LE Entities with respect to any taxable period after they cease being State Affiliated Companies is eligible to be carried back to a taxable period while the LE Entities were State Affiliated Companies, the LE Entities shall, where possible, elect to carry such amounts forward to subsequent taxable periods. If the LE Entities are required by law to carry back any such state Tax Benefit Item, the LE Entities shall be entitled to a payment to the extent that such a payment would be required under the terms of Section 4.02(d).

ARTICLE V

PAYMENT OF OTHER TAXES

Section 5.01 Other Taxes. All Taxes of (or with respect to) an LE Entity or the LE Business shall be paid by the LE Entities, other than (i) Taxes of the Consolidated Group, (ii) Taxes reportable on a Tax Return described in Section 2.02(a) (which the LE Entities shall pay to the extent required by Article IV), and (iii) Pre-Distribution Taxes.

Section 5.02 Unpaid Non-Income Taxes. Notwithstanding any other provision of this Agreement, LE shall be responsible for and pay all Unpaid Non-Income Taxes.

Section 5.03 Foreign Taxes. Notwithstanding any other provision of this Agreement, LE shall be responsible for and pay all Foreign Taxes.

ARTICLE VI

TAX DEFICIENCIES AND REFUNDS

Section 6.01. Pre-Distribution Taxes. SHC shall be responsible for (and shall indemnify the LE Entities from and against) all Pre-Distribution Taxes, including any Pre-Distribution Taxes resulting from any audit, amendment, other change or adjustment. Any refund of Pre-Distribution Taxes (whether by payment, credit, offset against other Taxes due or otherwise) shall be for the benefit of (and paid to) SHC.

Section 6.02. Post-Distribution State Group Taxes. If as a result of any audit, amendment, other change or adjustment to the state or local Taxes of any State Group there is an additional amount of such state or local Taxes (other than Pre-Distribution Taxes) due and payable or a refund of such state or local Taxes (other than Pre-Distribution Taxes) previously paid (whether by payment, credit, offset against other Taxes due or otherwise), the obligations of the parties shall be redetermined under Section 4.02 as if the adjustments made as a result of such audit were included as part of the original Tax Return filed and any payments made under this Agreement shall be adjusted or reimbursed in accordance with the foregoing.

Section 6.03. Certain Property Tax Claims. Notwithstanding any other provision in this Agreement, LE shall be entitled to receive and retain any recoveries resulting from claims against the City of Dodgeville to recover overpaid property taxes resulting from the city’s excessive assessment of LE’s Dodgeville properties.

ARTICLE VII

COOPERATION AND TAX CONTROVERSY

Section 7.01. Cooperation.

(a) SHC and the LE Entities shall cooperate fully at such time and to the extent reasonably requested by the other party in connection with the preparation and filing of any Tax Return or the conduct of any Tax Controversy concerning any issues or any other matter contemplated hereunder. Such cooperation shall include, without limitation, (i) the retention and provision on demand of books, records, documentation or other information relating to any Tax Return until the later of (x) the expiration of the applicable federal or state statute of limitation (giving effect to any extension, waiver, or mitigation thereof) and (y) in the event any claim has been made under this Agreement for which such information is relevant, until a Final Determination with respect to such claim; (ii) the filing or execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax Return, or claim for a refund of Taxes previously paid, by either party, or in connection with any Tax Controversy addressed in the preceding sentence (including a requisite power of attorney); and (iii) the use of the parties’ best efforts to obtain any documentation from a governmental authority or a third party that may be necessary or helpful in connection with the foregoing. Each party shall make its employees and facilities reasonably available on a mutually convenient basis to facilitate such cooperation.

(b) SHC and the LE Entities shall use reasonable efforts to keep each other informed as to the status of Tax Controversies involving any issue which could give rise to any liability of the other party under this Agreement. SHC and the LE Entities shall each promptly notify the other of any inquiries by any Taxing Authority or any other administrative, judicial or other governmental authority that relate to any Tax that may be imposed on the other or any Affiliate of the other that might give rise to any liability under this Agreement. SHC shall have sole control of any Tax Controversy relating to the Consolidated Group or to any Pre-Distribution Taxes. SHC shall have sole control of any Tax Controversy relating to any State Combined and Consolidated Return, provided, that in the case of any such Tax Controversy that may affect Taxes for which the LE Entities have responsibility hereunder, the LE Entities may participate in such Tax Controversies at their own expense. If the potential liability of the LE Entities under this Agreement relating to any Tax Controversy exceeds $100,000, SHC shall not settle or concede such Tax Controversy without the prior written consent of the LE Entities, not to be unreasonably withheld, conditioned or delayed.

ARTICLE VIII

TAX-FREE STATUS

Section 8.01. Tax Opinions and Representation Letters.

(a) Each of LE and SHC hereby represents and agrees that (A) it will read the Representation Letters prior to the Distribution Date and (B) subject to any qualifications therein, all information contained in such Representation Letters that concerns or relates to such company or any of its Subsidiaries will be true, correct and complete.

(b) LE and SHC shall use their commercially reasonable efforts and shall cooperate in good faith to finalize the Representation Letters as soon as possible hereafter and to cause the same to be submitted to the Tax Advisor as SHC shall deem necessary or desirable and shall take such other commercially reasonable actions as may be necessary or desirable to obtain the Tax Opinion in order to confirm the Tax-Free Status.

Section 8.02. Restrictions on LE.

(a) LE agrees that it will not take or fail to take, or permit any LE Entity to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in any Representation Letters or Tax Opinion. LE agrees that it will not take or fail to take, or permit any LE Entity to take or fail to take, any action which prevents or could reasonably be expected to prevent (A) the Tax-Free Status, or (B) any transaction contemplated by the Separation Agreement which is intended by the parties to be tax-free from so qualifying, including, in the case of LE, issuing any LE Capital Stock that would prevent the Distribution from qualifying as a tax-free distribution within the meaning of Section 355 of the Code.

(b) LE agrees that, from the date hereof until the first day after the two-year anniversary of the Distribution Date, it will (i) maintain its status as a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code and (ii) not engage in any transaction that would result in it ceasing to be a company engaged in the Active Trade or Business for purposes of Section 355(b)(2) of the Code, in each case, taking into account Section 355(b)(3) of the Code.

(c) LE agrees that, from the date hereof until the first day after the two-year anniversary of the Distribution Date, it will not (i) enter into any Proposed Acquisition Transaction or, to the extent LE has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur, (ii) merge or consolidate with any other Person or liquidate or partially liquidate, (iii) in a single transaction or series of transactions sell or transfer (other than sales or transfers of inventory in the ordinary course of business) 60% or more of the gross assets of the Active Trade or Business or 60% or more of the consolidated gross assets of LE and its Affiliates (such percentages to be measured based on fair market value as of the Distribution Date), (iv) redeem or otherwise repurchase (directly or through an LE Affiliate) any LE stock, or rights to acquire stock, except to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (v) amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of LE Capital Stock (including, without limitation, through the conversion of one class of LE Capital Stock into another class of LE Capital Stock) or (vi) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Representation Letters or the Tax Opinion) which in the aggregate (and taking into account any other transactions described in this subparagraph (d)) would be reasonably likely to have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a Fifty-Percent or Greater Interest in LE or otherwise jeopardize the Tax-Free Status, unless prior to taking any such action set forth in the foregoing clauses (i) through (vi), (A) LE shall provide SHC with an Unqualified Tax Opinion in form and substance satisfactory to SHC in its sole and absolute discretion, which discretion shall be exercised in good faith solely to preserve the Tax-Free Status (and in determining whether an opinion is satisfactory, SHC may consider, among other factors, the appropriateness of any underlying assumptions and management’s representations if used as a basis for the opinion and SHC may determine that no opinion would be acceptable to SHC) or (B) SHC shall have waived the requirement to obtain such Unqualified Tax Opinion.

(d) Certain Issuances of LE Capital Stock. If LE proposes to enter into any Section 8.02(d) Acquisition Transaction or, to the extent LE has the right to prohibit any Section 8.02(d) Acquisition Transaction, proposes to permit any Section 8.02(d) Acquisition Transaction to occur, in each case, during the period from the date hereof until the first day after the two-year anniversary of the Distribution Date, LE shall provide SHC, no later than ten days following the signing of any written agreement with respect to the Section 8.02(d) Acquisition Transaction, with a written description of such transaction (including the type and amount of LE Capital Stock to be issued in such transaction) and a certificate of the Board of Directors of LE to the effect that the Section 8.02(d) Acquisition Transaction is not a Proposed Acquisition Transaction or any other transaction to which the requirements of Section 8.02(c) apply (a “Board Certificate”).

Section 8.03. Restrictions on SHC. SHC agrees that it will not take or fail to take, or permit any Member of the Consolidated Group to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any material, information, covenant or representation in any Representation Letters or Tax Opinion. SHC agrees that it will not take or fail to take, or permit any Member of the Consolidated Group to take or fail to take, any action which prevents or could reasonably be expected to prevent (A) the Tax-Free Status, or (B) any other transaction contemplated by the Separation Agreement which is intended by the parties to be tax-free from so qualifying; provided, however, that this Section 8.03 shall not be construed as obligating SHC to consummate the Distribution without the satisfaction or waiver of all conditions set forth in Section 3.3 of the Separation Agreement nor shall it be construed as preventing SHC from terminating the Separation Agreement pursuant to Section 13.2 thereof.

Section 8.04. Procedures Regarding Opinions.

(a) If LE notifies SHC that it desires to take one of the actions described in clauses (i) through (vi) of Section 8.02(c) (a “Notified Action”), SHC and LE shall reasonably cooperate to attempt to obtain the Unqualified Tax Opinion referred to in Section 8.02(c), unless SHC shall have waived the requirement to obtain such Unqualified Tax Opinion.

(b) Unqualified Tax Opinion at LE’s Request. SHC agrees that at the reasonable request of LE, SHC shall cooperate with LE’s efforts to obtain, as expeditiously as possible, an Unqualified Tax Opinion for the purpose of permitting LE to take the Notified Action. SHC and LE shall each bear its own costs and expenses in obtaining an Unqualified Tax Opinion requested by LE.

(c) Unqualified Tax Opinion at SHC’s Request. SHC shall have the right to obtain an Unqualified Tax Opinion at any time in its sole and absolute discretion. If SHC determines to obtain an Unqualified Tax Opinion, LE shall (and shall cause each Affiliate of LE to) cooperate with SHC and take any and all actions reasonably requested by SHC in connection with obtaining the Unqualified Tax Opinion (including, without limitation, by making any representation or covenant or providing any materials or information requested by Tax Advisor; provided that LE shall not be required to make (or cause any Affiliate of LE to make) any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control. SHC and LE shall each bear its own costs and expenses in obtaining an Unqualified Tax Opinion requested by SHC.

Section 8.05. Liability for Tax-Related Losses.

(a) Notwithstanding anything in this Agreement or the Separation Agreement to the contrary, subject to Section 8.05(c), LE shall be responsible for, and shall indemnify and hold harmless SHC and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any Tax-Related Losses that are attributable to or result from any one or more of the following: (A) the acquisition (other than pursuant to the Contribution, as defined in the Separation Agreement, or the Distribution) of all or a portion of LE’s stock and/or its or its subsidiaries’ assets by any means whatsoever by any Person, (B) any negotiations, understandings, agreements or arrangements by LE with respect to transactions or events (including, without limitation, stock issuances, pursuant to the exercise of stock options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events) that cause the Distribution to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly stock of LE representing a Fifty-Percent or Greater Interest therein, (C) any action or failure to act by LE after the Distribution (including, without limitation, any amendment to LE’s certificate of incorporation (or other organizational documents), whether through a stockholder vote or otherwise) affecting the voting rights of LE stock (including, without limitation, through the conversion of one class of LE Capital Stock into another class of LE Capital Stock), (D) any act or failure to act by LE or any LE Affiliate described in Section 8.02 (regardless whether such act or failure to act is covered by a Ruling, Unqualified Tax Opinion or waiver described in clause (A), (B) or (C) of Section 8.02(c), or a Board Certificate described in Section 8.02(d) or (E) any breach by LE of its agreement and representation set forth in Section 8.01(a).

(b) Notwithstanding anything in this Agreement or the Separation Agreement to the contrary, subject to Section 8.05(c), SHC shall be responsible for, and shall indemnify and hold harmless LE and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of any Tax-Related Losses that are attributable to, or result from any one or more of the following: (A) the acquisition (other than pursuant to the Contribution, as defined in the Separation Agreement, or the Distribution) of all or a portion of SHC’s stock and/or its assets by any means whatsoever by any Person, (B) any negotiations, agreements or arrangements by SHC with respect to transactions or events (including, without limitation, stock issuances, pursuant to the exercise of stock options or otherwise, option grants, capital contributions or acquisitions, or a series of such transactions or events) that cause the Distribution to be treated as part of a plan pursuant to which one or more Persons acquire directly or indirectly stock of SHC representing a Fifty-Percent or Greater Interest therein, (C) any act or failure to act by SHC or a member of the Consolidated Group described in Section 8.03 or (D) any breach by SHC of its agreement and representation set forth in Section 8.01(a).

(c)

(i) To the extent that any Tax-Related Loss is subject to indemnity under both Sections 8.05(a) and (b), responsibility for such Tax-Related Loss shall be shared by SHC and LE according to relative fault.

(ii) Notwithstanding anything in Section 8.05(b) or (c)(i) or any other provision of this Agreement or the Separation Agreement to the contrary:

(A) with respect to (I) any Tax-Related Loss resulting from Section 355(e) of the Code (other than as a result of an acquisition of a Fifty-Percent or Greater Interest in SHC) and (II) any other Tax-Related Loss resulting (for the absence of doubt, in whole or in part) from an acquisition after the Distribution of any stock or assets of LE (or any LE Affiliate) by any means whatsoever by any Person or any action or failure to act by LE affecting the voting rights of LE stock, LE shall be responsible for, and shall indemnify and hold harmless SHC and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of such Tax-Related Loss; and

(B) for purposes of calculating the amount and timing of any Tax-Related Loss for which LE is responsible under this Section 8.05, Tax-Related Losses shall be calculated by assuming that SHC, the Consolidated Group and each Member of the Consolidated Group (I) pay Tax at the highest marginal corporate Tax rates in effect in each relevant taxable year and (II) have no Tax Benefit Items in any relevant taxable year.

(iii) Notwithstanding anything in Section 8.05(a) or (c)(i) or any other provision of this Agreement or the Separation Agreement to the contrary:

(A) with respect to (I) any Tax-Related Loss resulting from Section 355(e) of the Code (other than as a result of an acquisition of a Fifty-Percent or Greater Interest in LE) and (II) any other Tax-Related Loss resulting (for the absence of doubt, in whole or in part) from an acquisition after the Distribution of any stock or assets of SHC (or any SHC Affiliate) by any means whatsoever by any Person, SHC shall be responsible for, and shall indemnify and hold harmless LE and its Affiliates and each of their respective officers, directors and employees from and against, one hundred percent (100%) of such Tax-Related Loss and,

(B) for purposes of calculating the amount and timing of any Tax-Related Loss for which SHC is responsible under this Section 8.05, Tax-Related Losses shall be calculated by assuming that LE and its Subsidiaries (I) pay Tax at the highest marginal corporate Tax rates in effect in each relevant taxable year and (II) have no Tax Benefit Items in any relevant taxable year.

(d) LE shall pay SHC the amount of any Tax-Related Losses for which LE is responsible under this Section 8.05: (A) in the case of Tax-Related Losses described in clause (i) of the definition of Tax-Related Losses no later than five days prior to the date SHC files, or causes to be filed, the applicable Tax Return for the year of the Contribution or Distribution, as applicable (the “Filing Date”) (provided that if such Tax-Related Losses arise pursuant to a Final Determination described in clause (i), (ii) or (iii) of the definition of “Final Determination”, then LE shall pay SHC no later than five days after the date of such Final Determination with interest calculated at the London Interbank Offered Rate plus two and one-half percent, compounded semiannually, from the date that is five days prior to the Filing Date through the date of such Final Determination) and (B) in the case of Tax-Related Losses described in clause (ii) or (iii) of the definition of Tax-Related Losses, no later than five days after the date SHC pays such Tax-Related Losses. SHC shall pay LE the amount of any Tax-Related Losses (described in clause (ii) or (iii) of the definition of Tax-Related Loss) for which SHC is responsible under this Section 8.05 no later than five days after the date LE pays such Tax-Related Losses.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Effective Date. This Agreement applies to all matters related to any Tax Returns filed, Taxes paid, adjustments made in respect of any Tax, and any other matters involving Taxes on or after the Distribution Date between or among (i) SHC or any of its Subsidiaries (other than the LE Entities) and (ii) the LE Entities. Notwithstanding any other provisions of this Agreement, the representations and covenants of Section 8.1 shall be effective as of the date of this Agreement.

Section 9.02. Complete Agreement. This Agreement constitutes the entire agreement of the parties concerning the subject matter hereof. Any other agreements (including tax sharing agreements), whether or not written, in respect of any Tax between or among SHC and the LE Entities shall be terminated and have no further effect as of the Distribution Date. This Agreement may not be amended except by an agreement in writing signed by the parties hereto.

Section 9.03. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement must be in writing and will be deemed to have been duly given (i) when delivered by hand, (ii) three (3) Business Days after it is mailed, certified or registered mail, return receipt requested, with postage prepaid, (iii) on the same Business Day when sent by facsimile or electronic mail (return receipt requested) if the transmission is completed before 5:00 p.m. recipient’s time, or one (1) Business Day after the facsimile or email is sent, if the transmission is completed on or after 5:00 p.m. recipient’s time or (iv) one (1) Business Day after it is sent by Express Mail, Federal Express or other courier service, as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.03):

If to LE:	Lands’ End, Inc.
1 Lands’ End Lane
Dodgeville, Wisconsin, WI 53595
Attn.: General Counsel
Facsimile: (608) 935-6550

If to SHC:	Sears Holdings Corporation
3333 Beverly Road B2-131B
Hoffman Estates, IL 60179
Attn.: Vice President, Tax
Facsimile: (847) 286-4908

With a copy to:	Sears Holdings Corporation
3333 Beverly Road B6-210B
Hoffman Estates, IL 60179
Attn: General Counsel
Facsimile: (847) 286-2471

Section 9.04. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Governing Law; Jurisdiction. This Agreement (and all claims, controversies or causes of action, whether in contract, tort or otherwise, that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, termination, performance or nonperformance of this Agreement (including any claim, controversy or cause of action based upon, arising out of or relating to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement)) shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois, without regard to any choice or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois. Each of the parties hereto irrevocably agrees that all proceedings arising out of or relating to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought, heard and determined exclusively in any federal or state court sitting in Cook County, Illinois. Consistent with the preceding sentence, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in Cook County, Illinois for the purpose of any proceeding arising out of or relating to this Agreement or the rights and obligations arising hereunder brought by any party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense, counterclaim, or otherwise, in any such proceeding, any claim that it or its property is not subject personally to the jurisdiction of the above-named courts, that the proceeding is brought in an inconvenient forum, that the venue of the proceeding is improper, or that this Agreement, the Distribution or any of the other transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each party agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.03.

(b) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.04(b).

Section 9.05. Successors and Assigns. A party’s rights and obligations under this Agreement may not be assigned without the prior written consent of the other party. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. If any party to this Agreement forms or acquires one or more Subsidiaries which become Members of the Consolidated Group or a State Affiliated Company, such party will cause any such Subsidiary to be bound by the terms of this Agreement, and this Agreement shall apply to any such Subsidiary in the same manner and to the same extent as the current party.

Section 9.06. Intended Third Party Beneficiaries. This Agreement is solely for the benefit of the parties to this Agreement and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without this Agreement.

Section 9.07. Legal Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions. Any prohibition or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render unenforceable the provision in any other jurisdiction.

Section 9.08. Expenses. Unless otherwise expressly provided in this Agreement, each party shall bear any and all expenses that arise from its respective obligations under this Agreement.

Section 9.09. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.10. Change in Law. If, after the date this Agreement is executed, as a result of an amendment to the Code, the promulgation of proposed, temporary or final regulations, the issuance of a ruling by a Taxing Authority, the decision of any court, or a change in any applicable state or local law, SHC believes that it is necessary or helpful to amend the provisions of this Agreement in order to preserve the rights and benefits contemplated herein, each of the parties hereto agrees to negotiate in good faith all such amendments and modifications as shall be necessary or appropriate in order to preserve as nearly as possible for the parties hereto the rights and benefits contemplated herein.

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

SEARS HOLDINGS CORPORATION

By:
Name: Lawrence J. Meerschaert
Title: Vice-President, Tax

LANDS’ END, INC

By:
Name:
Title: